UNITEDSTAT'ES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07005369

Annual Audited Report
Form X-17A-5
PART III

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SEC FILE
8- 65414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: SVB ALLIANT

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 LYTTON AVENUE
(No. and Street)

PALO ALTO	CA	94301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cindy Pan (408) 654-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 SECOND STREET, SUITE 1400	SAN FRANCISCO	CA	94105
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 27 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH. D.C.
202

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Cindy Pan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVB Alliant, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAYDI S.F. DAKUJAKU
Commission # 1690058
Notary Public - California
Santa Clara County
My Comm. Expires Aug 27, 2010

Signature

Chief Financial Officer & FINOP

Title

Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KPMG

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Board of Directors
SVB Alliant:

We have audited the accompanying statement of financial condition of SVB Alliant (the Company) (a wholly owned subsidiary of SVB Financial Group) as of December 31, 2006, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, CA
February 23, 2007

SVB ALLIANT

(A Wholly Owned Subsidiary of SVB Financial Group)

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	21,866,497
Accounts receivable, net of allowance for doubtful accounts of $35,397		528,336
Premises and equipment, net of accumulated depreciation and amortization		629,707
Goodwill		17,203,616
Intercompany receivable from related parties		2,893,187
Deferred tax assets, net		18,968,462
Other assets		308,994
Total assets	$	62,398,799
Liabilities and Shareholder's Equity		
Deferred revenue	$	1,423,366
Accrued compensation and benefits		6,808,884
Intercompany payable to related parties		2,575,709
Accounts payable and other liabilities		475,356
Total liabilities		11,283,315
Shareholder's equity:		
Common stock, no par value. 500,000 shares authorized; 100,000 shares issued and outstanding.		—
Additional paid-in capital		112,009,275
Accumulated deficit		(60,893,791)
Total shareholder's equity		51,115,484
Total liabilities and shareholder's equity	$	62,398,799

See accompanying notes to financial statements.

END